Mail Stop 6010

January 5, 2007

Via Facsimile and U.S. Mail

Mr. Donald Tucker
President
Viking Systems, Inc.
4350 La Jolla Village Drive, Suite 900
San Diego, CA   92121

> **RE: Viking Systems, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed December 29, 2006**
> **File No. 0-49636**

Dear Mr. Tucker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A dated November 21, 2006

Item 4-01. Changes in Registrant's Certifying Accountant

1.   Revise to provide the information required by Item 304(a)(1)(v) of Regulation S-K (specifically Item 304(a)(1)(iv)(B)) regarding any reportable event (i.e., internal control weaknesses, etc.) that the former accountant advised the registrant of during the two most recent fiscal years and subsequent interim period through the date the former accountant resigned.

2.   In detail, describe the nature of each reportable event (i.e., internal control weakness) and the amounts involved, if any. Also, tell us in what period the reportable event occurred and whether or not you restated (or intend to restate) any prior period for any adjustment resulting from the reportable event; and if not, why not. Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each reportable event.

3.   Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit or internal control weakness. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income(loss). Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

4.   Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

5.   To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call David Burton at (202) 551-3626.

Sincerely,

David Burton
Staff Accountant